374Water Inc.

100 Southcenter Court, Suite 200

Morrisville, North Carolina 27560

December 19, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Erin Donahue

RE:      374Water Inc.

            Registration Statement on Form S-3

            Filed November 12, 2025 and amended December 15, 2025

            Request for Acceleration

            File No.: 333-291479

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), 374Water Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-3 (the “Registration Statement”) to 4:30 p.m., Eastern Time, on Tuesday, December 23, 2025, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

Please contact Shuangjun Wang of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2451 or via email at shwang@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, 374Water Inc.

By:	/s/ Stephen J. Jones
Name:	Stephen J. Jones
Title:	Interim President and Chief Executive Officer

cc: Shuangjun Wang, Esq., Cleary Gottlieb Steen & Hamilton LLP